Pegasystems Completes Cash Tender Offer for Chordiant

CAMBRIDGE, Mass., April 21, 2010 — Pegasystems Inc. (NASDAQ: PEGA), the leader in business process management (BPM) software solutions, today announced the completion of the cash tender offer by its wholly-owned subsidiary, Maple Leaf Acquisition Corp., for all outstanding shares of common stock of Chordiant Software, Inc. (NASDAQ: CHRD), a leading provider of software and services to help organizations maximize their customers’ experiences.

The tender offer expired at 12:00 Midnight (one minute after 11:59 p.m.), New York City time, on Tuesday, April 20, 2010. The depositary for the tender offer has advised Pegasystems that, as of the expiration of the tender offer, approximately 24,988,423 shares of Chordiant’s common stock (including 1,110,825 shares that were tendered pursuant to guaranteed delivery procedures) were validly tendered and not withdrawn in the tender offer, representing approximately 81.8% of Chordiant’s issued and outstanding shares. All validly tendered shares have been accepted for payment in accordance with the terms of the tender offer.

Pegasystems intends to complete the acquisition of Chordiant through a short-form merger as soon as possible, and which is currently expected to be completed on or about April 21, 2010. In order to accomplish the short-form merger, Purchaser will exercise a “top-up” option provided pursuant to the merger agreement, dated March 14, 2010, by and among Pegasystems, Maple Leaf Acquisition Corp. and Chordiant, to purchase newly issued shares of Chordiant’s common stock in order to acquire total ownership of at least 90% of the outstanding shares of Chordiant’s common stock. In the short-form merger, all outstanding shares of Chordiant’s common stock not purchased in the tender offer will be converted into the right to receive $5.00 per share in cash without interest, less any required withholding taxes. After completion of the merger, Chordiant will be a wholly owned subsidiary of Pegasystems.

“We are pleased with the successful completion of the tender offer and look forward to quickly closing this important transaction,” said Alan Trefler, Founder and CEO of Pegasystems. “The broader portfolio of the combined organization will deliver more powerful solutions that today’s businesses are looking for to enhance customer experience and drive profitable growth. Pegasystems is committed to continuing our history of innovation and business transformation to better serve the needs of the world’s leading organizations.”

About Pegasystems

Pegasystems, the leader in Business Process Management, provides software to drive revenue growth, productivity and agility for the world’s most sophisticated organizations. Customers use our award-winning SmartBPM® suite to improve customer service, reach new markets and boost operational effectiveness.

Our patented SmartBPM technology makes enterprise applications easy to build and change by directly capturing business objectives and eliminating manual programming. SmartBPM unifies business rules and processes into composite applications that leverage existing systems – empowering business people and IT staff to Build for Change®, deliver value quickly and outperform their competitors.

Pegasystems’ suite is complemented by best-practice frameworks designed for leaders in financial services, insurance, healthcare, government, life sciences, communications, manufacturing and other industries.

Headquartered in Cambridge, MA, Pegasystems has offices in North America, Europe and Asia. Visit us at www.pega.com.

Forward-Looking Statements

This press release contains forward-looking statements, such as statements about the expected closing date of the merger, exercise of the “top-up” option and the expected benefits of the transaction. Statements regarding future events are based on Pegasystems’ current expectations and are necessarily subject to associated risks related to, among other things, Pegasystems’ ability to timely consummate the merger and realize the expected benefits of the transaction. Actual results may differ materially from those in previously provided projections or other forward-looking statements. For information regarding other related risks, please see the “Risk Factors” section of Pegasystems’ filings with the U.S. Securities and Exchange Commission, including its most recent filings on Form 10-K and Form 10-Q.

Media Contacts:

Brian Callahan	Erica Burns
Pegasystems	PAN Communications
brian.callahan@pega.com	pega@pancomm.com
(617) 866–6364	(978) 474–1900
Twitter: @pegasystems

All trademarks are the property of their respective owners.

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